

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 6, 2008

Michael R. Klein
Vice Chairman and Lead Director
Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

> **Re:** **Perini Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 4, 2008**
> **File No. 1-06314**

Dear Mr. Klein:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark D. Director, Esq.
     Kirkland & Ellis LLP
     655 Fifteenth Street, N.W.
     Washington, D.C. 20005